November 8, 2010

VIA EDGAR

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:          Intelligent Communication Enterprise Corporation
Form 10-K for the Year ended December 31, 2009 Filed April 15, 2010
File No. 000-10822

Dear Mr. Spirgel:

We are in receipt of your comment letter dated October 25, 2010.  Set forth below are your comments, followed by our responses:

Form 10-K for the Year ended December 31, 2009

Note 13. Segment Information, page F-22

1.
We note your response to comment 12 from our letter dated September 16, 2010.  Your proposed disclosures do not provide disclosures under ASC 280-10-50-41.  Please revise your proposed disclosures or tell us why the disclosures are not required.

Response:	We propose to amend our Annual Report on Form 10-K for the year ended December 31, 2009, to include the following geographical information:

	Year Ended		Long-lived
	December 31		Assets
	2009	2008	2009	2008

Revenues
Asia	3,998,890	-	2,821,993	8,521
Europe	5,660,264	2,500	-	-
All other regions	-	-	-	-
	9,659,154	2,500	2,821,993	8,521

Revenues are attributed to geographical region based on location of customer.

13 Spottiswoode Park Road, Singapore 088640
Telephone +65 6324 0225

Intelligent Communication Enterprise Corporation

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
November 8, 2010

Additionally, we propose to amend our Quarterly Report on Form 10-Q for the quarter ending June 30, 2010, to include the following geographical information:

	Three months ended		Six months ended		Long-lived
	June 30		June 30		Assets
	2010	2009	2010	2009	2010	2009
Revenues
Asia	1,250,167	798,224	2,468,248	1,533,283	1,878,720	3,459,387
Europe	610,200	1,088,830	1,894,292	2,358,298	5,701,752	-
All other regions	-	-	-	-	-	-
	1,860,367	1,887,054	4,362,540	3,891,581	7,580,472	3,459,387

Revenues are attributed to geographical region based on location of customer.

We feel that if we provide information by specific country that it will be potentially damaging to the Company by the provision of competitive information to our competitors.

Exhibits

2.
We note your response to comment 14 from our letter dated September 16, 2010.  However, it appears that shares were issued to several persons since December 15, 2009 and no auditor's consent was ever filed.  Please tell us whether this omission results in a contingent liability for the company.  If so, include a risk factor describing the uncertainty and the potential liability to the company.

Response:
We do not believe that the failure to file an auditor’s consent creates a contingent liability for the Company.  The S-8 registration statement filed January 15, 2010, and amended April 9, 2010, included two types of shares: 831,750 shares to be issued upon the exercise of stock options, and 1,850,000 shares to be issued as compensation for services.  None of the 831,750 shares have been issued.  All of the 1,850,000 shares were issued before the Company’s 10-K was filed on April 15, 2010, without the required consent.  As before, we propose to file the required consent with the amendment to the annual report on Form 10-K.

Form 10-Q for the Quarter ended June 30 2010

Item 4T. Controls and Procedures

3.
We note your response to comment six from our letter dated September 16, 2010 and that your material weaknesses still remain as of June 30, 2010.  Please confirm that your disclosure control and procedures as of June 30, 2010 are effective, and if not, revise accordingly.  Also, revise your disclosure to discuss the specific costs and work associated with your remediation efforts and preparing and including your evaluation report of internal control over financial reporting for your next Form 10-K, as noted on pages 15-16, especially in light of the date of this letter and your proposed language which suggests that no action has yet been taken.

Intelligent Communication Enterprise Corporation

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
November 8, 2010

Response:
In light of our reconsideration of the material weaknesses we reported in our internal controls over financial reporting, we have determined that, although we feel confident that our financial statement disclosures are complete and accurate, we believe the disclosure controls and procedures that were in place were not effective.  We also note that while certain of those material weaknesses had been remedied as of the filing of that report, the disclosure had not been revised to reflect those changes, which also reflects on our disclosure controls and procedures.

We therefore propose to file an amendment including the following disclosure:

Disclosure controls are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act, such as this Annual Report, is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms.  Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.  Our management evaluated, with the participation of our current chief executive officer and chief financial officer (our “Certifying Officers”), the effectiveness of our disclosure controls and procedures as of June 30, 2010, pursuant to Rule 13a-15(b) under the Exchange Act.  Based upon that evaluation, our Certifying Officers concluded that, as of June 30, 2010, our disclosure controls and procedures were not effective.

In our Annual Report on Form 10-K for the year ended December 31, 2009, we reported that we did not maintain effective control over financial reporting.  During management’s current review, it has been determined that the formerly reported weaknesses of: (i) insufficient segregation of duties in our finance and accounting functions due to limited personnel; and (ii) accounting for technical matters have been cured through the integration of finance and accounting functions of our various entities and ensuring that all technical matters are resolved prior to issuance of financial information.  The weaknesses identified during the year ended December 31, 2009, have continued during the three-month period ended June 30, 2010, and are as follows:

(i)
Lack of independent directors for our board and audit committee.  We currently have two independent directors on our board, which is comprised of four directors.  Although there is no requirement that we have any independent directors, we intend to have a majority of independent directors as soon as we are reasonably able to do so.

Intelligent Communication Enterprise Corporation

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
November 8, 2010

~~(ii)~~
~~Insufficient segregation of duties in our finance and accounting functions due to limited personnel.  During the three-month period ended June 30, 2010, we had one person on staff that performed nearly all aspects of our financial reporting process, including access to the underlying accounting records and systems, the ability to post and record journal entries, and responsibility for the preparation of the financial statements.  This creates certain incompatible duties and a lack of review over the financial reporting process that would likely result in a failure to detect errors in spreadsheets, calculations, or assumptions used to compile the financial statements and related disclosures as filed with the Securities and Exchange Commission.  These control deficiencies could result in a material misstatement to our interim or annual consolidated financial statements that would not be prevented or detected.~~

(~~iii~~ii)
Insufficient corporate governance policies.  Although we have a code of ethics that provides broad guidelines for corporate governance, our corporate governance activities and processes are not always formally documented.  Specifically, decisions made by the board to be carried out by management should be documented and communicated on a timely basis to reduce the likelihood of any misunderstandings regarding key decisions affecting our operations and management.

~~(iv)~~
~~Accounting for technical matters.  Our current accounting personnel perform adequately in the basic accounting and recordkeeping function.  However, our operations and business practices include complex technical accounting issues that are outside the routine basic functions.  The complex areas include issuance of convertible debt (with attached warrants), beneficial conversion features issued with equity lines of credit, and accounting for software development costs.  These technical accounting issues are complex and require significant expertise to ensure that the accounting and reporting are accurate and in accordance with generally accepted accounting principles.  This is especially important for periodic interim reporting that is not subject to audit.~~

____________________________

Intelligent Communication Enterprise Corporation

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
November 8, 2010

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Intelligent Communication Enterprise Corporation

/s/ Luther L. Jao

Luther L. Jao
President